Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Pei Du

Youdao, Inc.

Tel: +86-10-8255-8907

E-mail: ir.youdao@service.netease.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: youdao@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports Third Quarter 2019 Unaudited Financial Results

Hangzhou, China – November 20, 2019 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), a leading intelligent learning company in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Financial Highlights

•	Total net revenues were RMB345.9 million (US$48.4 million), a 98.4% increase from the same period in 2018.

o	Net revenues from learning services and products were RMB225.2 million (US$31.5 million), a 141.6% increase from the same period in 2018.

o	Net revenues from online marketing services were RMB120.8 million (US$16.9 million), a 48.8% increase from the same period in 2018.

•	Gross billings from online courses[1] increased 139.8% year-over-year to RMB290.9 million (US$40.7 million) and the gross billings of Youdao Premium Courses[2] increased 104.6% year-over-year to RMB214.6 million (US$30.0 million).

•	Gross margin was 25.8%, compared with 23.3% for the same period in 2018.

•	Deferred revenue from online courses was RMB296.7 million (US$41.5 million), compared with RMB129.1 million as of December 31, 2018.

________________________

1 Gross billings is a non-GAAP financial measure. Gross billings for a specific period refers to the total amount of consideration for Youdao’s online courses sold on Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC, net of the total amount of refunds, in such period. See "Non-GAAP Measures" and "Unaudited Reconciliation of GAAP and non-GAAP Results" at the end of this press release.

2 Youdao Premium Courses are Youdao’s flagship online learning offerings primarily focused on K-12 students, covering a wide spectrum of subject matters, learning goals and areas of interest.

Key Operating and Financial Data

	For the three months ended September 30
	2018	2019	% of Increase
(in millions, RMB)
Gross billings of online courses	121.3	290.9	139.8%
Gross billings of Youdao Premium Courses[3]	104.9	214.6	104.6%
Paid student enrollments of Youdao Premium Courses (in thousands)	172.2	237.1	37.6%
K-12 paid student enrollments	33.2	92.7	179.2%
Adult paid student enrollments	139.0	144.4	3.8%
Gross billings per paid student enrollment of Youdao Premium Courses (in RMB)	609	905	48.6%

“In the third quarter, we achieved strong financial and operational growth across our business, driven by our highly scalable online courses, increased intelligent learning devices sales, and strong performance from our online marketing services,” said Dr. Feng Zhou, Chief Executive Officer and Director of Youdao. “Our strategic focus remains on improving product quality, strengthening our top-performing courses, expanding our subject offerings, and supplementing our course growth with our content development system. Our Youdao Premium Courses had 237,100 paid enrollments in the third quarter, up 37.6% year-over-year and gross billings reached RMB214.6 million. Paid enrollments from our core K-12 programs were particularly robust, increasing by 179.2% year-over-year with gross billings of RMB146.7 million. The growing popularity of our new, early learning STEAM courses is also promising, both in its own regard and as a feeder program for seamless integration into our K-12 courses. We also saw exceptional growth from our intelligent learning products, which we consider to be an indispensable part of students’ learning experience. As an increasing component to our growth strategy, we released Youdao Cloud Pen in June and the 2nd generation Youdao Dictionary Pen in August. Both received excellent reviews and rankings.”

“We will continue investing in intelligent learning technology to encourage more interaction and engagement. By leveraging the insights we obtain from students’ learning process via our intelligent technology, we can offer even more tailored learning experiences. We will also continue investing in student acquisition to grow our active student population. At the same time, we will work to leverage our massive organic traffic. Over time, more efficient student acquisition and conversion rates will positively impact our bottom line. Our goal for now will be to continue to increase our gross billings, paid student enrollments, and revenues.

“Our strategic initiatives are designed to support our growth over the long-term. By offering premium content, knowledge tools and technology, we are confident we can improve users’ online learning experience, providing a personalized experience that combines the benefits of online and offline education to increase learning productivity and efficiency. The completion of our IPO in October gives us even more responsibilities, not only to our growing tribe of students, but to our partners, employees and investors,” Dr. Zhou concluded.

Third Quarter 2019 Financial Results

Net Revenues

Net revenues for the third quarter of 2019 were RMB345.9 million (US$48.4 million), a 98.4% increase from RMB174.4 million for the third quarter of 2018.

Net revenues from learning services and products were RMB225.2 million (US$31.5 million) for the third quarter of 2019, a 141.6% increase from RMB93.2 million for the third quarter of 2018. The increase was primarily attributable to strong growth in K-12 paid student enrollments and increased gross billings per paid student. The number of K-12 paid student enrollments increased 179.2% year-over-year to 92,700 students in the third quarter of 2019. The gross billings per paid student enrollments of Youdao Premium Courses increased 48.6% year-over-year to RMB905 for the third quarter of 2019. In addition, revenues from Youdao’s intelligent learning devices increased 706.7% year-over-year, primarily due to a significant increase in sales volume of Youdao Dictionary Pen and Youdao Pocket Translator as such products continued to gain popularity among users due to their premium product quality.

Net revenues from online marketing services were RMB120.8 million (US$16.9 million), a 48.8% increase from RMB81.2 million for the same period in 2018. The year-over-year increase in online marketing services revenues was attributable to the increased distribution of advertisement through third parties’ internet properties.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2019 was RMB89.2 million (US$12.5 million), compared with RMB40.6 million for the third quarter of 2018. Gross margin for the third quarter of 2019 was 25.8%, compared with 23.3% for the third quarter of 2018.

Gross margin for learning services and products increased to 27.5% for the third quarter of 2019 from 9.2% for the third quarter of 2018, primarily attributable to our success in achieving effects of economies of scale, along with the expansion of the business and faculty compensation structure optimization.

Gross margin for online marketing services was 22.6% for the third quarter of 2019, compared with 39.5% for the third quarter of last year. The decrease was mainly attributable to more revenue generated from increased distribution of advertisement through third parties’ internet properties and international markets, which carry lower gross margin.

Operating Expenses

Total operating expenses for the third quarter of 2019 were RMB 324.0 million (US$45.3 million), compared with RMB126.2 million for the same period of last year.

Sales and marketing expenses for the third quarter of 2019 were RMB231.0 million (US$32.3 million), compared with RMB65.0 million for the third quarter of 2018. The increase was primarily due to increased expenses associated with student acquisition, branding enhancement and sales and marketing staff compensation.

Research and development expenses for the third quarter of 2019 were RMB74.9 million (US$10.5 million), an increase of 42.1% compared with RMB52.7 million for the same period last year. The increase was primarily due to increased payroll-related expenses associated with an increased number of course-development and technology professionals.

General and administrative expenses for the third quarter of 2019 increased to RMB18.1 million (US$2.5 million) from RMB8.5 million for the same period of last year. The increase was mainly attributable to increases in the number of Youdao’s general and administrative staff and their increased compensation levels.

Loss from Operations

Loss from operations for the third quarter of 2019 was RMB234.7 million (US$ 32.8 million), compared with RMB85.7 million for the same period in 2018. The margin of loss from operations was 67.9%, down from 49.1% for the same period of last year.

Net Loss Attributable to Youdao’s Ordinary Shareholders

Net loss attributable to Youdao’s ordinary shareholders for the third quarter of 2019 was RMB 242.2 million (US$33.9 million), compared with RMB77.0 million for the same period of last year. Non-GAAP net loss attributable to Youdao’s ordinary shareholders for the third quarter of 2019 was RMB238.8 million (US$33.4 million), compared with RMB75.0 million for the same period of last year.

Basic and diluted net loss per American Depositary Share (“ADS”) attributable to ordinary shareholders for the third quarter of 2019 was RMB2.63 (US$0.37), compared with RMB0.84 for the third quarter of 2018. Non-GAAP basic and diluted net loss per ADS was RMB2.60 (US$0.36), compared with RMB0.82 for the third quarter of 2018.

Balance Sheet

As of September 30, 2019, Youdao’s cash, cash equivalents, time deposits and short-term investments totaled RMB160.3 million (US$22.4 million), compared with RMB435.4 million as of December 31, 2018. The decrease mainly resulted from continued investment in daily operations, including student acquisition and brand enhancement. For the third quarter of 2019, net cash used in operating activities was RMB142.1 million (US$19.9 million), capital expenditures totaled RMB4.4 million, and depreciation and amortization expenses amounted to RMB2.8 million.

As of September 30, 2019, the Company's contract liabilities, which mainly consists of deferred revenues, was RMB343.6 million (US$48.1 million), an increase of 93.5% from RMB177.5 million as of December 31, 2018.

Recent Developments

Initial Public Offering (“IPO”)

On October 29, 2019, the Company completed its IPO on the New York Stock Exchange. In its IPO, the Company sold a total of 5,600,000 ADSs, each representing one of our Class A ordinary shares, par value US$0.0001 per share. In addition, the Company issued Class A ordinary shares for a total consideration of US$125 million in connection with concurrent private placements to certain investment funds managed by Orbis Investment Management Limited, based on the IPO price of US$17.00 per ADS. The Company received total net proceeds of approximately US$213 million after deducting underwriter commissions and relevant offering expenses.

NetEase Share Purchase Program for Youdao’s ADSs

Youdao’s controlling shareholder, NetEase, Inc. (“NetEase”), today announced that it has adopted a share purchase program of up to US$20.0 million of Youdao’s outstanding ADSs in accordance with SEC Rule 10b-18 for a period not to exceed 12 months beginning on November 25, 2019.  Under the terms of this program, NetEase may purchase Youdao ADSs in open-market transactions on the New York Stock Exchange.  Such purchases may be effected pursuant to a plan in conformity with SEC Rule 10b5-1.  The purchase program may be suspended or discontinued by NetEase at any time.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 8:00 p.m. Eastern Time on Wednesday, November 20, 2019 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, November 21, 2019). Youdao’s management will be on the call to discuss the quarterly results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	10136757

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until November 27, 2019:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10136757

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is a leading intelligent learning company in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary, Youdao Cloudnote and Youdao Translation, Youdao now offers online courses covering a wide spectrum of age groups, subject matters, learning goals and areas of interest. In addition, Youdao has developed a variety of interactive learning apps and smart learning devices. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as gross billings and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted earnings/(loss) per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines gross billings for a specific period as the total amount of consideration for online courses sold on Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC, net of the total amount of refunds, in such period. The management uses gross billings as a performance measurement because the Company generally bills students for the entire course tuition at the time of sale of the courses and recognizes revenue proportionally over an average of the learning periods of different online courses. Youdao defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation expenses. Non-GAAP net income/(loss) attributable to the Company’s shareholders enables Youdao’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of non-GAAP and GAAP Results” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between our GAAP financial measures that are most directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1477 to US$1.00, the exchange rate on September 30, 2019 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	As of December 31,	As of September 30,	As of September 30,
	2018	2019	2019
	RMB	RMB	USD (Note 1)
Assets
Current assets:
Cash and cash equivalents	41,738	54,889	7,679
Time deposits	343,410	99,279	13,890
Short-term investments	50,215	6,133	858
Accounts receivable, net	80,562	165,473	23,151
Inventories, net	23,832	52,815	7,389
Amounts due from NetEase Group	11,240	14,961	2,093
Prepayment and other current assets	44,071	105,248	14,724
Total current assets	595,068	498,798	69,784

Non-current assets:
Property and equipment, net	18,375	23,670	3,312
Operating lease right -of-use assets,net	—	15,889	2,223
Other assets, net	6,174	5,476	766
Total non-current assets	24,549	45,035	6,301
Total assets	619,617	543,833	76,085

Liabilities, Mezzanine Equity and Shareholders' Deficits
Current liabilities:
Accounts payables	34,558	46,853	6,555
Payroll payable	69,988	44,506	6,227
Amounts due to NetEase Group	37,213	40,752	5,701
Contract liabilities	177,536	343,616	48,074
Taxes payable	17,389	22,849	3,197
Accrued liabilities and other payables	85,714	157,900	22,090
Short-term loans from NetEase Group	878,000	878,000	122,837
Total current liabilities	1,300,398	1,534,476	214,681

Long-term lease liabilities	—	13,552	1,896
Total liabilities	1,300,398	1,548,028	216,577

Mezzanine equity	460,652	492,861	68,954

Shareholders' deficit:
Youdao's shareholders' deficit	(1,142,321)	(1,498,879)	(209,701)
Non-controlling interests	888	1,823	255
Total shareholders' deficit	(1,141,433)	(1,497,056)	(209,446)
Total liabilities, mezzanine equity and shareholders' deficit	619,617	543,833	76,085

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB7.1477 on the last trading day of September (Sept 30, 2019) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(RMB and USD in thousands, except share and per ADS data)

	Three months ended				Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2019	2019	2019	2018	2019
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB
Net revenues:
Learning services and products	93,196	179,347	225,155	31,500	292,277	539,957
Online marketing services	81,156	143,465	120,753	16,894	209,230	354,494
	174,352	322,812	345,908	48,394	501,507	894,451
Cost of revenues (1):
Learning services and products	(84,650)	(126,421)	(163,225)	(22,836)	(228,156)	(400,035)
Online marketing services	(49,132)	(90,328)	(93,449)	(13,074)	(125,167)	(246,224)
	(133,782)	(216,749)	(256,674)	(35,910)	(353,323)	(646,259)
Gross profit	40,570	106,063	89,234	12,484	148,184	248,192

Operating expenses:
Sales and marketing expenses (1)	(65,002)	(122,174)	(230,975)	(32,315)	(159,303)	(417,111)
Research and development expenses (1)	(52,727)	(56,318)	(74,929)	(10,483)	(133,424)	(186,113)
General and administrative expenses (1)	(8,508)	(10,667)	(18,072)	(2,528)	(24,257)	(41,856)
Total operating expenses	(126,237)	(189,159)	(323,976)	(45,326)	(316,984)	(645,080)
Loss from operations	(85,667)	(83,096)	(234,742)	(32,842)	(168,800)	(396,888)

Interest income/(expense), net	(5,083)	(6,425)	(4,071)	(570)	(18,140)	(16,433)
Others, net	26,978	14,410	8,939	1,251	44,882	17,192

Loss before tax	(63,772)	(75,111)	(229,874)	(32,161)	(142,058)	(396,129)
Income tax expenses	(3,636)	(833)	(802)	(112)	(8,101)	(2,441)

Net loss	(67,408)	(75,944)	(230,676)	(32,273)	(150,159)	(398,570)
Net (income)/ loss attributable to non-controlling interests shareholders	514	(553)	(454)	(64)	1,192	(935)
Net loss attributable to the Company	(66,894)	(76,497)	(231,130)	(32,337)	(148,967)	(399,505)
Accretions of convertible redeemable preferred shares to redemption value	(10,103)	(11,053)	(11,053)	(1,546)	(20,208)	(32,209)
Net loss attributable to ordinary shareholders of the Company	(76,997)	(87,550)	(242,183)	(33,883)	(169,175)	(431,714)

Basic net loss per ADS	(0.84)	(0.95)	(2.63)	(0.37)	(2.03)	(4.69)
Diluted net loss per ADS	(0.84)	(0.95)	(2.63)	(0.37)	(2.03)	(4.69)

Shares used in computing basic net loss per ADS	92,000,000	92,000,000	92,000,000	92,000,000	83,518,985	92,000,000

Shares used in computing diluted net loss per ADS	92,000,000	92,000,000	92,000,000	92,000,000	83,518,985	92,000,000

(1) Share-based compensation in each category:
Cost of revenues	938	758	540	76	2,125	1,447
Sales and marketing	132	39	(92)	(13)	388	688
Research and development	882	334	1,020	143	2,056	1,061
General and administrative	12	218	1,903	266	24	2,302

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB7.1477 on the last trading day of September (Sept 30, 2019) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

YOUDAO, INC.

UNAUDITED ADDITIONAL INFORMATION

(RMB and USD in thousands)

	Three months ended				Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2019	2019	2019	2018	2019
	RMB	RMB	RMB	USD	RMB	RMB
Net revenues
Learning services and products	93,196	179,347	225,155	31,500	292,277	539,957
Online marketing services	81,156	143,465	120,753	16,894	209,230	354,494
Total net revenues	174,352	322,812	345,908	48,394	501,507	894,451

Cost of revenues
Learning services and products	84,650	126,421	163,225	22,836	228,156	400,035
Online marketing services	49,132	90,328	93,449	13,074	125,167	246,224
Total cost of revenues	133,782	216,749	256,674	35,910	353,323	646,259

Gross margin
Learning services and products	9.2%	29.5%	27.5%	27.5%	21.9%	25.9%
Online marketing services	39.5%	37.0%	22.6%	22.6%	40.2%	30.5%
Total gross margin	23.3%	32.9%	25.8%	25.8%	29.5%	27.7%

YOUDAO, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per ADS data)

	Three months ended				Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2019	2019	2019	2018	2019
	RMB	RMB	RMB	USD	RMB	RMB
Net revenues of online courses	71,724	129,425	163,389	22,859	229,690	391,622
Add: value-added tax	6,867	9,494	16,468	2,304	17,358	33,551
Add: ending deferred revenue	123,743	185,622	296,693	41,509	123,743	296,693
Less: beginning deferred revenue	(81,015)	(156,812)	(185,622)	(25,969)	(64,136)	(129,144)
Non-GAAP gross billings of online courses	121,319	167,729	290,928	40,703	306,655	592,722

Net revenues of Youdao Premium Courses	61,434	108,522	116,529	16,303	198,494	307,818
Add: value-added tax	5,938	8,230	12,148	1,700	15,074	26,510
Add: ending deferred revenue	106,810	157,184	243,128	34,015	106,810	243,128
Less: beginning deferred revenue	(69,273)	(128,538)	(157,184)	(21,991)	(54,067)	(109,105)
Non-GAAP gross billings of Youdao Premium Courses	104,909	145,398	214,621	30,027	266,311	468,351

Net loss attributable to ordinary shareholders of the Company	(76,997)	(87,550)	(242,183)	(33,883)	(169,175)	(431,714)
Add: share-based compensation	1,964	1,349	3,371	472	4,593	5,498
Non-GAAP net loss attributable to ordinary shareholders of the Company	(75,033)	(86,201)	(238,812)	(33,411)	(164,582)	(426,216)

Non-GAAP basic net loss per ADS	(0.82)	(0.94)	(2.60)	(0.36)	(1.97)	(4.63)
Non-GAAP diluted net loss per ADS	(0.82)	(0.94)	(2.60)	(0.36)	(1.97)	(4.63)